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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2013

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On March 26, 2013, in accordance with Italian law, the requisite Italian Internal Dealing forms were filed with Borsa Italiana and CONSOB to disclose the transactions described below. For more information on Luxottica Group S.p.A. (the “Company”) and the various equity plans referred to in this report, please see the Company’s Annual Report on Form 20-F, available on the Company’s website at www.luxottica.com and filed with the SEC.

On March 22, 25 and 26, 2013, respectively, Mr. Luigi Francavilla exercised options received under the Company’s 2009 Extraordinary Stock Option Plan and sold the following ordinary shares on the Milan Stock Exchange’s Mercato Telematico Azionario:

•                  60,000 ordinary shares of the Company, with an average price per share of Euro 39.254;

•                  50,000 ordinary shares of the Company, with an average price per share of Euro 39.379; and

•                  40,000 ordinary shares of the Company, with an average price per share of Euro 39.277.

The options issued under this Plan have an exercise price of Euro 13.45 per share.

On March 25, 2013, Delfin S.à.r.l. (“Delfin”) sold to Mr. Enrico Cavatorta, pursuant to grants made to him under the Delfin plan, 100,000 ordinary shares of the Company at a strike price of Euro 13.67 per share for an aggregate price of Euro 1,367,000.  On the same date, Mr. Cavatorta sold 100,000 ordinary shares of the Company in an off-market transaction at an average per share price of Euro 39.68.

In addition, on March 21, 2013 Delfin sold 500,000 ordinary shares of the Company pursuant to grants made under the Delfin plan at a strike price of Euro 13.67 per share for an aggregate price of Euro 6,835,000 and on the same date purchased 200,000 ordinary shares of the Company in an off-market transaction at an average per share price of Euro 39.00.  On March 21 and March 22, 2013, Delfin acquired 150,000 ordinary shares of the Company on each day on the Milan Stock Exchange’s Mercato Telematico Azionario at an average price per share of Euro 39.001 and 39.175, respectively.  Delfin also purchased 100,000 ordinary shares of the Company in an off-market transaction at an average price per share of Euro 39.68 on March 25, 2013.

END

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Date: April 3, 2013		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER